3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

January 4, 2016

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance

100 F. Street, N.E.
Washington, DC 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Collegium Pharmaceutical, Inc. Registration Statement on Form S-l Filed December 18, 2015 Registration No. 333-208641

Dear Ms. Hayes:

On behalf of our client, Collegium Pharmaceutical, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2015 (the “Comment Letter”), relating to the Company’s registration statement on Form S-1 (File No. 333-208641) filed with the Commission on December 18, 2015 (the “Registration Statement”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in Amendment No. 1 to Registration Statement on Form S-1, which is being publicly filed on EDGAR concurrently with this response letter (the “Amended Registration Statement”). All page number references in the Company’s responses are to page numbers in the Amended Registration Statement.

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www.pepperlaw.com

General

1.                                      Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the number of shares of common stock that you are offering.  Please revise your prospectus to include all information that may not properly be excluded under Rule 430A.  Please refer to Securities Act Rules C&DI Question 227.02 for guidance.

The Company respectfully notes the Staff’s comment and advises the Staff that it will fill in all blanks in the prospectus other than the information permitted to be excluded pursuant to Rule 430A, and will allow the Staff sufficient time to review the complete disclosure, prior to any distribution of the preliminary prospectus.

Patent Litigation Strategy, page 112

2.                                      Please update this section, any related risk factors, and elsewhere in your prospectus as appropriate, to reflect the information disclosed in your current report on Form 8-K filed with the Commission on December 28, 2015, and any other material developments regarding the litigation affecting your Xtampza approval.

In response to the Staff’s comment, the Company has updated the Patent Litigation Strategy section on pages 113 and 114, related risk factors on pages 19, 20, 30 and 31, the Legal Proceedings section on pages 130 and 131 and the Prospectus Summary on pages 5 and 6 of the Amended Registration Statement, to reflect the information disclosed in the Company’s current report on Form 8-K filed with the Commission on December 28, 2015, and any other material developments regarding the litigation affecting the potential FDA approval of the Company’s Xtampza product candidate.

Executive and Director Compensation, page 139

3.                                      Please update your executive and director compensation disclosure to reflect compensation information as of the registrant’s fiscal year ended December 31, 2015.

In response to the Staff’s comment, the Company has updated the executive and director compensation disclosure on pages 140—145, 151 and 152 of the Amended Registration Statement to reflect compensation information as of the Company’s fiscal year ended December 31, 2015.

Item 16.    Exhibits and Financial Statement Schedules.

(a)   Exhibits, page II-4.

4.                                      Please submit all outstanding exhibits, including the legal opinion and your employment agreements with Dr. Kopecky and Mr. Carlson as soon as practicable.  We may have further comments upon examination of these exhibits.

The Company respectfully advises the Staff that certain exhibits, including the employment agreements with Dr. Kopecky and Mr. Carlson, have been submitted with the Amended Registration Statement and that the Company intends to file any remaining required exhibits, including Pepper Hamilton’s legality opinion, with subsequent amendments to such filing.

The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (215) 981-4241 if you have any questions regarding the Amended Registration Statement or the foregoing information.

Sincerely,

/s/ Steven J. Abrams
Steven J. Abrams, Esq.

cc:                                Via E-mail

Michael T. Heffernan, R.Ph., Collegium Pharmaceutical, Inc.
Paul Brannelly, Collegium Pharmaceutical, Inc.
Shirley R. Kuhlmann, Esq., Pepper Hamilton LLP